


INVEST IN **PAUL CULLEN WINES**

Fine Italian wine by a literal rockstar

paulcullenwines.com   Lewes, DE

Highlights

1   Founder Paul Cullen played bass in rock band Bad Company and toured the country for millions.

2   Now Paul is a private chef and sommelier with over 16,000 clients.

3   Thousands of fans have attended Paul's dinners and loved Paul Cullen Wines.

4   We 2X'd our wine sales from 2022 to 2023, and project to 2X again in 2024.

5   We sell our wines in over 60 retailers in the mid-Atlantic and ship our wines to 40 states online.

6   In 2023, our wine was the only wine selected to be served at The James Beard Annual Sunday Supper.

7   Our distributor (Opici) is a Top 10 Wine Distributor in the US and is poised to help us grow.

8   Paul also founded nonprofit Paul Kares, which helps young adults in the culinary and musical arts.

Featured Investor



William Bertrand
Syndicate Lead

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Invested $100,000 ⓘ

"I am investing because I love the wine and the whole concept of a "rock star" wine brand. There is a wonderful mix in the wines from the Moscato and Prosecco to the Lambrusco to the Barbera D'Asti. I can't wait to see what wine is next! I really believe there is an interesting and untapped business model here and look forward to being part of it. I also think the tie in with Paul's cooking business and the chartable organization bring this all together as a wonderful package."

Our Team



Paul Cullen CEO

Chef Paul Tagliaferro Cullen, while touring the world with the incredible classic rock band BAD COMPANY, discovered his passion for fine wine, exquisite food, and the captivating culture that envelops it all.



James Donald Rivette COO

James Rivette has over 40 years of successful public and private corporate management. Recent positions include President & COO of Shared Technologies, Inc., VP & GM for Raytheon's Building Systems division, and CEO of Paul Kares 501c3.

Pitch

Mission & Vision

Fine Italian wine fit for a rockstar,
founded by rockstar turned private chef & sommelier, Paul Cullen

Hi, I'm Paul! Chef, Sommelier, Guitarist, and former Bassist for rock band Bad Company.

While touring the world with the incredible classic rock band Bad Company, I discovered my passion for fine wine, exquisite food, and the captivating culture that envelops it all. Today, I'm here to share my incredible experiences of wine, food, music, and travel with each and every one of you through Paul Cullen Wines. Prepare to embark on an extraordinary journey!


CHEF


SOMMELIER


GUITARIST


BASSIST FOR
BAD COMPANY



I FOUNDED PAUL CULLEN WINES TO **BOTTLE THE SPIRIT OF BEING A ROCKSTAR,** IN ANY LIFE PURSUIT AND AT ANY STAGE OF LIFE.

It took many years of hard work to get into a band like Bad Company. I'm a big believer that luck meets preparation. I got the job after playing 2 songs and drinking 2 planks of English beer. Because of my hard work and passion and being a good person, I can be on that level of being a rockstar.

Today, I watch myself playing on Youtube in front of 20,000 people and think, "Damn, I was good." Even now, I'm amazed by how good I was.

No matter what I do, if I work really hard at it and am passionate about it, I'm going to be successful. Now it's not about playing bass; it's about cooking for people, wine, and traveling. Last year, I cooked 220 events in people's homes. In the wine world, I'm a WSET Level 2 Sommelier. No matter what I do, I strive for excellence and recognition. I feel like I'm back where I was; I was so high, and I feel like I'm right there again.



"

TO BE A ROCKSTAR MEANS TO BE NOTICED AT THE TOP OF YOUR GAME.

IT'S THE DIFFERENCE BETWEEN PLAYING A BAR AND PLAYING IN FRONT OF 20,000 PEOPLE. IT'S THE RESPECT AND ADMIRATION FOR BEING AT THAT LEVEL. I CREATED PAUL CULLEN WINES

TO BOTTLE THAT FEELING FOR MY COMMUNITY."



Our Wines

We sell DELICIOUS, AFFORDABLE WINES WITH TERRIFIC STORIES THAT SHIP TO 40 STATES.



Roero Arneis

Mineral, floral, citric, broad, and silky, with swirling flavors of ripe pears and peaches rolling to a toasty, nutty finish. It loves raw seafood, fried foods, carpaccio, grilled octopus and pear salad.



BARBERA D'ASTI

A vivacious red with plenty of forward blue and black fruit aroma and flavor, all on the plummy side of the spectrum. At turns savory and leathery, it mostly gets right to the point, with a nice snap to the palate.



ROCKIN' ROSE

Tons of fresh cherry action on the palate make it a fruity delight, and a hint of astringent structure makes it textural enough to get geekier wine lovers talking about it.



PROSECCO D' TREVISO "The Roadie"

Elegant and harmonious, with a hint of pear and peach, accompanied by an aroma of wild flowers. Think mimosas, spritz, and good vibes all around!



PROSECCO D' TREVISO "Robert Randolph"

Exclusive Prosecco made for the virtuoso pedal steel superstar, Robert Randolph. You may have seen him shredding on stage with the likes of Dave Matthews and Zac Brown, and now touring with his band.



MOSCATO D'ASTI

The flavor is perfectly sweet and fruity, typical of Moscato. A myriad of aromas come out brightly from the glass, including sage, orange peel, pear, apricot, honey, roses, and orange blossom.



LAMBRUSCO D' EMILIA*

Not your Mom's Lambrusco, this traditional dry sparkling red is fresh, and deeply fruity, with black cherry and black raspberry flavors that take on meaty and creamy notes.



ROCKIN' ROSSO

A unique velvety wine blending a full body, a rich bouquet with fruity notes, elegance and complexity, and intense toasted and spicy notes from the long aging in French oak.



BEST SELLER*



"

The fact that I'm a chef, sommelier, rock star, and musician, fills a void that you don't see much in the wine business. Lots of people have their own wine or product, but they don't actively promote it.

I PROMOTE MY WINE EVERY DINNER I DO; IF I DO 220 DINNERS A YEAR, I'M PROMOTING MY WINE AT EACH ONE."

OVER 16,000 FANS, INCLUDING JAMES BEARD AWARD-WINNING CHEFS, LOVE OUR WINES!

PAUL COOKED AND SERVED HIS WINES AT **220 IN-HOME DINING EVENTS** IN THE LAST YEAR AND 1,600 EVENTS FOR **OVER 16,000 PEOPLE** IN THE LAST 9 YEARS.







IN 3 DAYS IN MARYLAND, PAUL GOT **17 PLACEMENTS & SOLD 77 CASES** OF WINE BY MAKING FRIENDS & TELLING STORIES ON TOUR!

(WITH THIS FUNDING ROUND, WE PLAN TO BRING ON ADMINISTRATIVE STAFF SO PAUL CAN BE FREED UP TO DO MORE WINE SALES & PROMOTION!)





IN 2023, PAUL'S WINE WAS SELECTED TO BE **THE ONLY WINE SERVED AT THE JAMES BEARD ANNUAL SUNDAY SUPPER.**

OVER 300 PROMINENT INDUSTRY FOLK ATTENDED. THAT'S PRESTIGIOUS THAT THEY PICKED US!



★★★★★

"AFFORDABLE AND FOOD FRIENDLY, EVERYONE WITH WHOM I SHARED THE WINES WERE ENAMORED."

— CINDY RYNNING, GRAPE-EXPERIENCES.COM



★★★★★

"PAUL'S NEW STUFF IS **A ROCKING COMBO OF TASTY, WELL-MADE, FOOD-FRIENDLY, AND FAIRLY PRICED."**

— JOE ROBERTS, 1WINEDUDE.COM

WHY WE'RE RAISING

WE'RE RAISING FROM THE COMMUNITY TO BRING PAUL CULLEN WINES TO THE NEXT LEVEL.





Hire an Admin

Bring on bookkeeping and admin staff, so Paul can do what he does best: talk to people, build community, and promote his wines!

Months 1-5

Marketing

Get out the word about Paul Cullen Wines and events beyond our organic social and dinners.

Months 6-18

Expand the Brand

Bring in more wines, including partnering with more musicians to do more private label wines, like our Robert Randolph prosecco.

Months 18+

1. **Increase the states we do business in:** We currently have the infrastructure to sell in Delaware, Maryland, and DC. In the next year, we plan to go from 3 states to 6 states, expanding to New Jersey, New York, and Connecticut next.

2. **Increase points of distribution from 56 to 200-250+:** We plan to 5x our distribution points in the next year with funding to support an administrative staff member, freeing up Paul's time to do what he does best: talking to people, building community, and promoting his wines.

3. **Marketing / National recognition:** We plan to hire a PR and marketing company to get Paul Cullen Wines national press coverage in Wine Spectator, Food & Wine, Wine Enthusiast, and other publications our customers read. We may also buy ads in these magazines to send customers to buy our wines online.

Though we currently sell in 3 states and plan to expand to more, our biggest vehicle is online sales. We have the infrastructure to ship to 40 states, and we're ready to expand as soon as we have the funding to turn on our digital marketing capabilities.

INVESTOR PERKS

CELEBRATE OUR GROWTH WITH
EXCLUSIVE INVESTOR PERKS

$250   1 Signed Bottle of your choice

$500	4 Signed Bottles of your choice
$1,000	6 signed bottles and a virtual wine tasting concert by Paul
$10,000	Dinner and a Concert in your home for 8: includes food wine and music
$60,000	Trip for 2 to Italy with Paul as your guide to visit the vineyards that make our wines, and pick the next Paul Cullen Wine
$100,000	All of the above

INVEST IN PAUL CULLEN WINES AND BRING A TASTE OF STARDOM HOME TO YOUR KITCHEN!



